                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                        Millennium Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                4.50% Convertible Senior Notes due June 15, 2006
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AE 2
                                   217753 AF 9
                                   217753 AG 7
--------------------------------------------------------------------------------
                            (CUSIP Number of Class of
                                   Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                             Stuart R. Nayman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  TENDER OFFER

     This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated March 31, 2003 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of its outstanding 4.50% Convertible Senior Notes due June 15, 2006. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2003. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in Item 1 is hereby amended and supplemented by the following:

     The response to the question "Do holders have any rights to require Millennium to repurchase the notes?" is hereby amended by deleting the third paragraph and replacing it in its entirety with the following:

     "o Millennium is actively considering amending the notes to provide noteholders with additional rights. These additional rights may include a new put right provision, allowing persons who continue to hold notes after this offer to require Millennium to repurchase their notes for cash at a specified price on a specified future date. If Millennium decides to amend the Notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2003. There can be no assurance that Millennium will amend the notes. For more information on the possible amendments to the notes, please see "THE OFFER - Information about the Notes - Additional Rights." "

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in Item 4(a) is hereby amended and supplemented by the following:

     (1) The information set forth in Item 1 above is incorporated by reference.

     (2) The section of the Offer to Purchase captioned "The Offer - Information about the Notes" is hereby amended by deleting the subsection captioned "Additional Rights" and replacing it in its entirety with the following:

               "Additional Rights. Millennium is actively considering amending the Notes to provide noteholders with additional rights. The additional rights that Millennium is considering providing are a new put right provision and adding security for the notes. If Millennium decides to amend the Notes, it may add one or both of these additional rights.

               If Millennium adds a new put right provision, persons who continue to hold Notes after this offer would have the right to require Millennium to repurchase their notes for cash at a specified price on a specified future date. Those noteholders would have the right to require Millennium to repurchase all of their Notes, or any portion of the principal amount thereof that is equal to $1,000 or any greater integral multiple of $1,000. The put right price would be payable in cash, together with accrued and unpaid interest to the date of the put right exercise. Millennium would be required to give notice of the right at least 21 business days before the specified date, after which holders could exercise their right. Holders would be able to withdraw their notice of exercise up to the date of the put right.

               The security that Millennium is considering adding to the Notes is the collateralization of Millennium's obligations to pay principal, premium and interest on the Notes with U.S. government securities. Under this collateralization structure, Millennium would purchase U.S. government securities in an amount sufficient, upon receipt of scheduled interest and principal payments thereon, to allow Millennium to make all scheduled interest payments on the Notes that remain outstanding after this Offer and to satisfy any obligation that Millennium may have to repurchase those Notes pursuant to any additional put right that it may provide. Millennium would pledge the U.S. government securities to the Trustee for the benefit of noteholders, resulting in the Notes being secured by a first priority security interest in those securities.

               Millennium has not made a final determination as to whether or not it will amend the Notes. If Millennium decides to amend the Notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2003. Until that time, there can be no assurance that Millennium will amend the Notes."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.



                                          MILLENNIUM PHARMACEUTICALS, INC.

                                          By:  /s/ John B. Douglas III
                                               ---------------------------------
                                               John B. Douglas III
                                               Senior Vice President, General
                                               Counsel and Secretary

Date: April 15, 2003